PRESS RELEASE

Genzyme Presents Second Phase III Study of Once-daily Oral AUBAGIO® (teriflunomide) Confirming Significant Impact on Disability

- AUBAGIO 14 mg is the Only Oral MS Therapy to Significantly Delay Progression of Disability Across Two Phase III Studies -

Paris, France – October 12, 2012 - Sanofi (EURONEXT: SAN and NYSE: SNY) and its subsidiary Genzyme announced today that key data from the TOWER trial were presented at the 28th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS). In the study, once-daily, oral AUBAGIO® 14 mg significantly reduced the annualized relapse rate and slowed progression of disability in patients with relapsing forms of multiple sclerosis (MS) compared to placebo. In addition, the proportion of patients treated with AUBAGIO® who were relapse-free was significantly higher compared to placebo.

TOWER (Teriflunomide Oral in people With relapsing multiplE scleRosis) is a randomized, double-blind Phase III trial that enrolled 1,169 patients with relapsing MS across 26 countries and compared 7 mg or 14 mg once-daily, oral AUBAGIO against placebo. The company announced positive top-line results in June. In September, the FDA approved AUBAGIO as a once-daily oral treatment for patients with relapsing forms of MS. Marketing applications for AUBAGIO are currently under review by the EMA and other regulatory authorities.

“Slowing the progression of disability is a major goal in treating MS and remains a significant unmet need for many patients,” said Ludwig Kappos, M.D., Chair of Neurology, University Hospital Basel, Switzerland, who presented the key TOWER results. “The TOWER study results are consistent with the Phase lll TEMSO data, both in terms of the effect on progression of disability and the manageable safety profile of AUBAGIO.”

TOWER data presented for the first time today for the 14 mg dose include:

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A 36.3 percent reduction in annualized relapse rate (ARR= 0.319), the primary endpoint of the trial, as compared to placebo (ARR=0.501) (p=0.0001); Fifty-two percent of patients treated with this dose were also relapse-free, meaning they did not experience any relapses during the study, compared to 38 percent with placebo (37 percent risk reduction; p<0.0001).

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A 31.5 percent reduction in the risk of 12-week sustained accumulation of disability, the main secondary endpoint, as measured by the Expanded Disability Status Scale (EDSS), compared to placebo [p=0.0442].

In addition, a 22.3 percent reduction in annualized relapse rate (ARR= 0.389) was observed in patients treated with AUBAGIO 7 mg compared to placebo (p=0.189); Further, 55 percent of patients treated with 7 mg AUBAGIO were relapse-free, as compared with 38 percent on placebo (p=0.0016). There was no statistically significant difference observed between AUBAGIO 7 mg and placebo for the risk of 12-week sustained accumulation of disability.

“AUBAGIO is the first and only oral MS therapy to significantly slow the progression of disability in two Phase III trials,” said David Meeker, M.D., President and CEO, Genzyme. “The convenience of a once daily oral therapy offers a meaningful alternative for patients wanting to avoid the burden of regular injections.”

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Patients who completed the trial were followed for a period between 48 and 173 weeks. The average duration of AUBAGIO exposure in TOWER was 18 months.

Adverse events observed in the trial were consistent with those seen in previous studies of AUBAGIO in MS. The proportion of patients with treatment-emergent adverse events was similar across all treatment arms. The most common adverse events reported more frequently in the AUBAGIO arms were headache, ALT (Alanine aminotransferase) elevations, hair thinning, diarrhea, nausea and neutropenia. As previously reported, there was one death from a respiratory infection in the placebo arm and three deaths in the teriflunomide arms from a motor vehicle accident, suicide and sepsis.

The FDA has approved AUBAGIO as a once-daily, oral immunomodulator indicated for patients with relapsing forms of multiple sclerosis (MS). The ongoing AUBAGIO clinical development program, involving more than 5,000 patients in 36 countries, is among the largest of any MS therapy. Some patients in extension trials have been treated up to 10 years.

AUBAGIO is an immunomodulator with anti-inflammatory properties. Although the exact mechanism of action for AUBAGIO is not fully understood, it may involve a reduction in the number of activated lymphocytes in the central nervous system (CNS).

The U.S. AUBAGIO label includes a boxed warning citing the risk of hepatotoxicity and, teratogenicity (based on animal data). In MS clinical studies included in the U.S. label, the incidence of serious adverse events were similar among AUBAGIO and placebo-treated patients. The most common adverse events associated with AUBAGIO in MS patients included increased ALT levels, alopecia, diarrhea, influenza, nausea and paresthesia.

The labeling for AUBAGIO was also informed by the estimated 2.1 million years of patient exposure globally since the launch of leflunomide, which is indicated in the U.S. for the treatment of rheumatoid arthritis. AUBAGIO is the principal active metabolite of leflunomide. Severe liver injury including fatal liver failure has been reported in patients treated with leflunomide.

About the TOWER Trial

TOWER is a Phase III, multi-center double-blind parallel-group placebo-controlled study of the efficacy and safety of AUBAGIO in patients with relapsing MS followed by an open-label extension period.

The TOWER study included patients ages 18 to 55. The primary endpoint was the annualized relapse rate, defined as the number of confirmed relapses per patient-year. The key secondary endpoint was time to disability progression confirmed for a minimum of 12-weeks. Safety variables were defined as adverse events reported by the patients or noted by the investigator during the study period.

About Genzyme, a Sanofi Company

Genzyme has pioneered the development and delivery of transformative therapies for patients affected by rare and debilitating diseases for over 30 years. We accomplish our goals through world-class research and with the compassion and commitment of our employees. With a focus on rare diseases and multiple sclerosis, we are dedicated to making a positive impact on the lives of the patients and families we serve. That goal guides and inspires us every day. Genzyme’s portfolio of transformative therapies, which are marketed in countries around the world, represents groundbreaking and life-saving advances in medicine. As a Sanofi company, Genzyme benefits from the reach and resources of one of the world’s largest pharmaceutical companies, with a shared commitment to improving the lives of patients. Learn more at www.genzyme.com.

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About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Genzyme® and AUBAGIO® are registered trademarks. All rights reserved.

Contacts:

Sanofi Media Relations	Sanofi Investor Relations
Marisol Péron	Sébastien Martel
Tel: +33 (0) 1 53 77 46 46	Tel: +33 (0) 1 53 77 45 45
E-mail: mr@sanofi.com	E-mail: ir@sanofi.com

Genzyme Media Relations	Sanofi Investor Relations
Erin Walsh	Kristen Galfetti
Tel: +1 617 768 6881	Tel: +1 908 981 5560
Mobile: +1 617 945 3628	E-mail: ir@sanofi.com
E-mail: erin.walsh@genzyme.com

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